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September 19, 2016

BY EDGAR AND FEDERAL EXPRESS

Mr. Tom Kluck

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Parkway, Inc.

Form 10-12B

Filed July 1, 2016

Dear Mr. Kluck:

This letter is submitted on behalf of Parkway, Inc. (the “Company” or “New Parkway”) to the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Company’s Form 10, initially filed with the Commission on July 1, 2016 (the “Form 10”). The Company most recently filed Amendment No. 3 to the Form 10 (“Amendment No. 3”) on September 19, 2016. This letter is submitted in response to oral comments received from the Staff on September 19, 2016 in connection with Amendment No. 3. The Company has filed Amendment No. 4 (“Amendment No. 4”) to include the exhibits referred to in Comment number 3 below.

Defined terms used but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Oral Comments to Amendment No. 3

1.	We note that your disclosure of the Company’s Top 20 Customers includes two customers that each represents 10.3% of total annualized rental revenue of the Company as of June 30, 2016 and that these customers have not been identified by name. To the extent that the aggregate gross rent received from any customer equals 10% or more of the Company’s consolidated revenues and the loss of such customer would have a material adverse effect on the Company, please disclose the names of such customer(s) in accordance with Item 101(c)(vii) of Regulation S-K.

Mr. Tom Kluck

Division of Corporation Finance

September 19, 2016

Response to Oral Comment No. 1

We respectfully advise the Staff that the Company does not have any customers that provide gross rent received representing 10% or more of the Company’s consolidated revenues, based on the Company’s unaudited pro forma combined statement of operations for the year ended December 31, 2015. The top 20 customers included in Amendment No. 3 were determined based on annualized rental revenue, which reflects base rent paid by each customer, rather than consolidated revenue, which is the relevant measure for purposes of Item 101(c)(vii). Consolidated revenue includes other sources of the Company’s revenues, in addition to payments of base rent. The gross rent received from each of the two customers in question during 2015 is less than 10% of the Company’s consolidated revenue for that year. As a result, the Company respectfully submits that it is not required to disclose the names of these customers and their relationship to the Company pursuant to Item 101(c)(vii) of Regulation S-K.

2.	We note that you have filed the Separation and Distribution Agreement as a “form of” agreement. Please tell us whether the Separation and Distribution Agreement will be executed before effectiveness of the Form 10.

Response to Oral Comment No. 2

We respectfully advise the Staff that the Company does not expect to execute the Separation and Distribution Agreement, currently filed as a “form of” agreement with Amendment No. 3 as Exhibit 2.1, until after the effectiveness of the Form 10. The Separation and Distribution Agreement is expected to be executed by the parties after the board of directors of Cousins Properties Incorporated (“Cousins”), a party to that agreement, declares the spin-off distribution of the Company’s shares to Cousins’ stockholders. This declaration will occur following the effectiveness of the Form 10. Therefore, this agreement will continue to be listed as a “form of” agreement at the time of effectiveness of the Form 10. After this agreement is executed, the Company will file the executed version as an exhibit to Form 8-K, which will include an agreement to supplementally furnish a copy of any omitted schedules to the Commission upon request, and identify the contents of any such schedules, pursuant to Item 601(b)(2) of Regulation S-K.

3.	We note that you have filed the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws of New Parkway as “form of” documents. Please file as an exhibit to the Form 10 the articles of incorporation and the bylaws of the Company that are currently in force.

Response to Oral Comment No. 3

We respectfully advise the Staff that the Company intends to file the Amended and Restated Articles of Incorporation with the Maryland State Department of Assessments

Mr. Tom Kluck

Division of Corporation Finance

September 19, 2016

and Taxation (“MSDAT”) on or about the effective date of the Merger. In addition, the Amended and Restated Bylaws will become effective immediately upon the filing of the New Parkway Articles with MSDAT.

In response to the Staff’s comment, the Company has filed the currently effective Articles of Incorporation of the Company, dated June 3, 2016, and the Bylaws of the Company, dated June 27, 2016, as currently in effect, as Exhibit 3.3 and Exhibit 3.4, respectively, to Amendment No. 4.

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The Company respectfully believes that the modifications to the Form 10 and the supplemental information contained herein are responsive to the Staff’s oral comments. If you have any questions or would like further information concerning the Company’s responses to the oral comments received from the Staff, please do not hesitate to contact me at (202) 637-5686.

Sincerely,

/s/ Bruce W. Gilchrist

Bruce W. Gilchrist

Enclosures

cc:	Jeremy Dorsett Parkway Properties, Inc.
David W. Bonser Matt N. Thomson Hogan Lovells US LLP Pamela F. Roper Cousins Properties Incorporated David E. Shapiro Marshall P. Shaffer Wachtell, Lipton, Rosen & Katz